Exhibit 1
                                                                       ---------

For Immediate Release                                            19 January 2007

                              WPP Group plc ("WPP")

                            Voting Rights and Capital

WPP confirms that its capital consists of 1,239,963,446 ordinary shares each with voting rights.

The figure of 1,239,963,446 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change in their interest in, WPP under the FSA's Disclosure and Transparency Rules.

                                       END

Contact:
Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com